BVLGARI


05012861

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 24 November 2005


SEC MAIL PROCESSING
RECEIVED
NOV 28 2005
WASH, D.C.
209
SECTION

By International Courier UPS

Bulgari File Number: **82-34836**

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

- Calendar of Board of Directors and Shareholders' Meetings

Best Regards,

Costanzo Rapone
Bulgari S.p.A.
General Counsel

82-34836


SEC MAIL
PROCESSING
RECEIVED
NOV 28 2005
WASH, D.C.
209
SECTION

Bulgari S.p.A.

Calendar of Board of Directors and Shareholders' Meetings

The following are dates in 2006 relating to the review and disclosure of Bulgari S.p.A.'s economic and financial data:

March 27, 2006: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements for the Bulgari Group, financial statements of Bulgari S.p.A. as at 31 December 2005 and proposed allocation of profits and the calling of a shareholders' meeting.

April 27, 2006 (1st Meeting): Ordinary Shareholders' Meeting for the approval of the consolidated financial statements for the Bulgari Group, financial statements of Bulgari S.p.A. as at 31 December 2005 and proposed allocation of profits.

May 11, 2006: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of March 31, 2006.

Settember 13, 2006: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of June 30, 2006.

November 14, 2006 Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of September 30, 2006.